                                 Exhibit 1.1.1.

Agreement between Morgan Beaumont Inc. a Florida Corporation (MB) and its Shareholders and Shell Investor Group (SIG).

Whereas, SIG agrees to assist MB in raising $3 million, to fund MB operations, within the first 3 months of the 14c Filing.

Whereas, MB agrees to arrange for a SEC recognized auditing firm to complete the preparation of Morgan Beaumont Inc. 2002 and 2003 Audited Financials in compliance with SEC requirements within the prescribed SEC filing period from the time the 14c shall be filed which the parties believe to be 60 days;

Whereas, Both Parties recognize the urgent need to fund MB's operations. Therefore, MB agrees to enter into a Stock Purchase Agreement with Pan American Energy, trading under the symbol PAEY, for the purchase of all outstanding shares of MB for 13 million shares, or approximately 32.5% of the current 40 million PAEY outstanding shares. SIG has agreed to help arrange $3 million to fund MB's near term working capital needs. SIG/MG has agreed on the $3 million funding schedule to PAEY/MB as follows:

By May 10th 2004 -- A minimum of $350,000
By May 14th 2004 -- A minimum of an additional $350,000
By May 28th 2004 -- A minimum of an additional $350,000 by June 30th 2004 or upon completion and filing of the Audit -- the balance of the $3,000,000 shall occur

SIG understands the critical nature of the funding requirements to maintain MB operations and PAEY listing and if MB has completed and filed its 2002 and 2003 Audit in accordance to SEC regulations and a total of $3 million is not funded to MB by June 30th, SIG will arrange to deposit 2 shares of PAEY/MB stock for every $1 of funding shortfall ($3 million less the actual dollar amount funded) in an escrow account to be chosen by MB until such time as the $3,000,000 funding has occurred.

MB understands the critical nature of its 2002 and 2003 Audited Financials being completed and filed in accordance with SEC regulations. Accordingly, if Audited Financials are not completed and filed with the SEC within the required period of time from the filing of the 14c filing and PAEY/MB is delisted to the Pink Sheets MB shareholders will forfeit 25%, or 3.25 million shares, which will be deposited to an escrow account of SIG's choosing until such time as PAEY/MB is re-listed from the Pink Sheets.

MB/PAEY anticipates filing an S-8 Registration of stock for its Officer, Directors, Key Employees and or Consultants after Consolidated PAEY and MB Audit Financial Statements have been properly filed.

The Parties acknowledge that MB/PAEY shall assume or redefine the existing Employee Stock Option Plan to retain and attract Key Employees. This plan shall not exceed 10% of the issued stock.

The parties acknowledge that the above is subject to final Board Approval.

On Behalf of Morgan Beaumont, Inc.           On Behalf of Shell Investor Group

/s/ Cliff Wildes                             /s/ Paul Marshall
----------------------------------           -----------------------------------
Cliff Wildes, CEO                            Paul Marshall
Date: 5/3/04                                 Date: April 30/04